DD
2/25/13

SEC
Mail Processing
Section

FEB 22 2013

Washington DC
402

2/28/13

[redacted]

SECU 13010323 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 38377

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 NEWMAN SPRINGS ROAD
(No. and Street)

LINCROFT	NJ	07738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS P. HYLAND (732)758-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLLAND & COMPANY, CPAs
(Name – *if individual, state last, first, middle name*)

411 POMPTON AVENUE	CEDAR GROVE	NJ	07006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/1/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS P. HYLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFS SECURITIES, INC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO AND SUBSCRIBED BEFORE ME THIS DATE

FEB 21 2013

LINDA A. HYLAND
Notary Public of New Jersey
My Commission Expires 6/10/2016

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditor's report on Internal Controls

x (p) Independent Auditor's report on applying agreed-upon procedures related to an entity's SIPC assessment Reconciliation.

TFS SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2012

TABLE OF CONTENTS

HOLLAND & COMPANY
Certified Public Accountants

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Independent Auditor's Report

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

Report on the Financial Statements

We have audited the accompanying statement of financial condition of TFS Securities, Inc., as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsibility for the preparation and fair presentation of these financial statements in accordance with generally principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFS Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holland & Company

Certified Public Accountant
Cedar Grove, New Jersey
February 19, 2013

TFS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and Cash Equivalents	$	371,247
Deposits - NASD/CRD Acct		682
Deposit - Pershing		50,000
BD Concessions Receivables		433,154
Other Receivables		29,000
Total Assets	$	884,083

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable	$	15,099
Payroll Taxes Payable		8,797
Simple IRA Plan Payable		14,468
Legal Fees Payable		5,402
Commissions Payable		446,057
Unsecured Client Account Debits		205
Accrued Expenses		9,500
Reserve for Arbitration Claims		6,660
Total Liabilities		506,188
Stockholders' Equity		
Common Stock - $100.00 par value 10,000 share authorized 804 shares issued and outstanding		80,400
Additional Paid in Capital		170,000
Retained Earnings		127,495
Total Stockholders' Equity		377,895
Total Liabilities and Stockholders' Equity	$	884,083

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues		
Commissions/Revenue from Sale of Investment Co. Shares	$ 15,623,028	
Fees for Account Supervisor, Investment Advisory and Administrative Services	5,945,165	
Rep Licensing Fee Income	870,808	
Other Income	7,731	
Interest and Investment Income	2,886	
Total Revenues		$ 22,449,618
Direct Costs		
Commissions & Advisory Fees Paid	18,478,646	
Representative's Fund Reimbursements	15,655	
Total Direct Costs		18,494,301
Gross Profit		3,955,317
Operating Expenses		
Officers' Payroll	300,000	
Payroll - Other	487,346	
Payroll Taxes & Benefits	76,366	
Office & Postage Expenses	43,738	
Marketing	500	
Computer & Software Expenses	191,872	
Equipment Leasing Expense	6,300	
Telephone & Utilities	28,482	
Dues, Fees and Assessments	594,866	
Rent	44,100	
Professional Fees	32,857	
Settlement Expenses	6,660	
Bank Charges & Interest	10,902	
Reimbursed Employee Business Expenses	39,979	
Insurance	57,849	
Corporate Taxes	3,629	
Fidelity and Surety Bonds	62,839	
Consulting Fees	241,640	
Conventions and Seminars	24,000	
Overhead Expense	1,664,203	
Total Operating Expenses		3,918,128
Net Income		$ 37,189
Basic and Diluted Earnings per Share		$ 46.25

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock				Additional Paid-in Capital		Retained Earnings		Total Stockholders Equity
	Shares		Amount		Amount		Amount		Amount
Balance at January 1, 2012	804	$	80,400	$	70,000	$	90,306	$	240,706
Net Income							37,189		37,189
Additions:					100,000		0		100,000
Deductions:							0		0
Balance at December 31, 2012	804	$	80,400	$	170,000	$	127,495	$	377,895

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities		
Net Income (Loss)		$ 37,189
Adjustments to reconcile Net Income to Net Cash provided by Operating Activities:		
(Increase) decrease in operating assets:		
Deposits - NASD/CRD Acct	$ 360	
Deposit - Pershing	(25,000)	
BD Concessions Receivable	(225,650)	
Increase (decrease) in operating liabilities:		
Accounts Payable	15,099	
Payroll Taxes Payable	(147)	
Simple IRA Plan Payable	1,550	
Legal Fees Payable	5,402	
Commissions Payable	269,678	
Unsecured Client Account Debits	205	
Accrued Expenses	0	
Reserve for Arbitration Claims	6,660	
Total Adjustments		48,157
Net cash Provided by operating activities		85,346
Cash Flows from Financing Activities		
Proceeds from Additional Paid In Capital		100,000
Net Increase (Decrease) in Cash		185,346
Cash at beginning of the year		185,901
Cash at end of the year		$ 371,247

Supplemental Disclosures:	
Interest Paid	$ 0
Income Taxes Paid	$ 0
Noncash financing activity	$ 0

*The accompanying notes are an integral part of these financial statements.

Note 1- *Organization and Nature of Business*

The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company is a closely held corporation, operates with several hundred representatives mostly located throughout the State of New Jersey. However, the organization does have representatives in many other States. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle and high-income individuals.

Note 2- *Significant Accounting Policies*

Transactions

Securities transactions are recorded on a settlement date basis, in accordance with generally accepted accounting principles.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commission/Revenue from sale of Investment Company shares

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fees for Account Supervisor, Investment Advisory and Administrative Services

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes

The Company has elected by consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual Federal income taxes on their respective share of the Company's taxable income.

Note 2- *Significant Accounting Policies-continued*

Use of Estimates:
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets:
Fixed Assets are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in income.

Statement of Cash Flows:
For the purpose of the statement of cash flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Note 3- *Fair Value*
Fair Value Measurement
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Note 3-*Fair Value- continued*

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Cash and Cash Equivalents	$ 371,247	$ -	$ -	$ -	$ 371,247
Deposits – NASD/CRD Acct	682	-	-	-	682
Deposit – Pershing	50,000	-	-	-	50,000
Total	$ 421,929	$ -	$ -	$ -	$ 421,929
Liabilities	$ 0	$ -	$ -	$ -	$ 0

Note 4-*Pension Plan*

The Company has established a SIMPLE IRA retirement plan for it's' employees. An employee is eligible to participate in any calendar year if he or she received at least $5,000 of compensation during each of the two preceding calendar years. The Plan must permit each eligible employee to elect to have the employer make payments to the SIMPLE IRA account. An employee may terminate participation in the SIMPLE IRA plan at any time during the calendar year. The Company must match the elective contribution of the employee in an amount not exceeding 3% of the employee's compensation. The Company's matching 3% expense for 2012 was $12,493.

Note 5-*Rent and Parent Company Overhead-Related Party*

The Company rents office facilities from a partnership owned by the Company's shareholders. The Company also pays shared administrative and overhead expenses to a corporation that is owned by its shareholders. The total amount of expenses paid to the related parties was $1,916,203 for the year ended December 31, 2012. The Company also was owed $29,000 from related entities at December 31, 2012.

Note 6-*Commitments and Contingent Liabilities*

The Company is a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7-*Financial Instruments*

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 8-*Guarantees*

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

The Company has not entered into any derivative contracts that meet the accounting definition of a guarantee under FASB ASC 460.

Note 9-*Net Capital Requirements*

The Company is subjected to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1.

At December 31, 2012, the Company had net capital of $329,213, which was $279,213 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.534 to 1.

Note 10-*Basic Earnings Per Share*

Basic earnings per share of common stock were computed by dividing income available to common stockholders, by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has no dilutive potential common shares.

SCHEDULE I

TFS SECURITIES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATED INDEBTEDNESS
AS OF DECEMBER 31, 2012

Net Capital		
Total Stockholders' Equity qualified for Net Capital		$ 377,895
Deductions and/or charges		
Non-Allowable Assets		
Deposits - NASD/CRD Acct	$ 682	
Other Receivables	29,000	
Total Non-Allowable Assets	29,682	
Other Deductions and/or charges	19,000	48,682
Net Capital Before Haircuts on Securities Positions (tentative net capital)		329,213
Haircuts on Securities		0
Net Capital		$ 329,213
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts Payable	$ 15,099	
Payroll Taxes Payable	8,797	
Simple IRA Plan Payable	14,468	
Legal Fees Payable	5,402	
Commissions Payable	446,057	
Unsecured Client Account Debits	205	
Accrued Expenses	9,500	
Reserve for Arbitration Claims	6,660	
Total Aggregated Indebtedness		$ 506,188
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required		$ 50,000
Excess Net Capital		$ 279,213
Excess Net Capital at 1000%		$ 269,213
Ratio: Aggregate Indebtedness to Net Capital		$ 1.54 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17 A-5 as of December 31, 2012.

SCHEDULE II

TFS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2012

STATEMENT NOT APPLICABLE
No outstanding loans as of December 31, 2012.

TFS SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2012

STATEMENT NOT APPLICABLE. TFS Securities, Inc. does not hold customer's funds and/or securities.

Note: Same explanation for information relating to the possession or control requirements pursuant to Rule 15C3-3 Requirement I.

SCHEDULE III

TFS SECURITIES, INC.
REQUIREMENT J: RECONCILIATION
DECEMBER 31, 2012

STATEMENT NOT APPLICABLE

There were no material differences between the Audited Net Capital computation determined in this report and the broker-dealer's corresponding Unaudited Net Capital computation on the Focus Part IIA, a statement to verify the inadequacies is not needed.

The firm does not compute a reserve computation, as stated in Schedule II of this report. Therefore, no reconciliation is required.

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15C3-3

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

In planning and performing our audit of the financial statements and supplemental schedules of TFS Securities, Inc. (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holland & Company
Certified Public Accountants
Cedar Grove, New Jersey
February 19, 2013

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by TFS Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating TFS Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TFS Securities, Inc.'s management is responsible for the TFS Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in their computerized accounting system's (Peachtree) check register and general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holland & Company
Certified Public Accountants
Cedar Grove, New Jersey
February 19, 2013